September 4, 2019

William Fair
Executive Vice President and Chief Financial Officer
PENN NATIONAL GAMING INC
825 Berkshire Blvd., Suite 200
Wyomissing, Pennsylvania 19610

       Re: PENN NATIONAL GAMING INC
           Form 10-K for the year ended December 31, 2018
           Filed February 28, 2019
           File No. 000-24206

Dear Mr. Fair:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
and
                                                          Commodities